82-5769

04 FEB -5 AM 7:21

UFJ Holdings, Inc

04012616

SUPPL

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	February 5, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	14 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

dlw 2/9

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

February 5, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

February 5, 2004

To Whom It May Concern:

UFJ Holdings, Inc.

Financial Information for the 3rd Quarter of the Fiscal Year ending March 31, 2004

UFJ Holdings, Inc. today reported the company's financial information for the third quarter (from October 1, 2003 to December 31, 2003) of the fiscal year ending March 31, 2004. For this period (from April 1, 2003 to December 31, 2003), due to steady performance of each business line and over Yen 110 billion of gains on sales of bonds, UFJ Holdings reported yen 546.0 billion of Business Profit and Yen 251.3 billion of Net Income.
The following figures are unaudited.

TABLE OF CONTENTS

"Combined" means simple aggregate on a non-consolidated basis of UFJ Bank combined (including UFJ Strategic Partner Co., Ltd. and UFJ Equity Investments Co., Ltd.) and UFJ Trust Bank combined (including UFJ Trust Equity, Co., Ltd.).

"Combined" means simple aggregate on a non-consolidated basis of UFJ Bank and two subsidiaries (UFJ Strategic Partner Co., Ltd. and UFJ Equity Investments Co., Ltd.).

"Combined" means simple aggregate on a non-consolidated basis of UFJ Trust Bank and the subsidiary (UFJ Trust Equity Co., Ltd.).

UFJ HOLDINGS

1. INCOME FOR THE FIRST 3 QUARTERS OF THE FISCAL YEAR ENDING MARCH 31, 2004 (Combined)

Billions of yen

	Fiscal Year 3/2004 1-3 Quarters	Fiscal Year 3/2004 (Plan)	Fiscal Year 3/2003 (Actual)
Business Profit Before Net Transfer to General Reserve	546.0	760.0	778.9
Ordinary Profit (Loss)	134.5	150.0	(699.7)
Net Income (Loss)	251.3	190.0	(625.6)
Credit-related Expenses	(266.1)	(500.0)	(752.1)

Notes
1. Income for this quarter period was calculated through the simplified procedures based on the criteria for making financial results for the six months period. In the process of simplification, the company paid enough attention to avoid misjudgment of investors and other stakeholders.
   For the calculation of reserve, expected loss ratio used in last fiscal term was applied.
2. Figures of Fiscal Year 3/2004 (Plan) were announced on November 25, 2003.

2. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Combined)

Billions of yen

	Dec. 31, 2003	Sept. 30, 2003	Mar. 31, 2003
Bankrupt / Quasi-bankrupt	365.4	373.2	419.5
Doubtful	889.9	1,218.0	1,208.0
Sub-standard	2,119.8	2,116.5	2,535.9
Total	3,375.2	3,707.8	4,163.5

Notes
1. Figures as of December 31, 2003 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account) and fully reflect the outcome of the self-assessment as of December 31, 2003. Above figures are presented net of direct write-offs.
2. Claims which are not classified as Sub-standard claims on Sub-standard borrowers as of December 31, 2003 are Yen 761.4 billion.

3. BIS RISK ADJUSTED CAPITAL RATIO (Consolidated)

	Mar. 31, 2004 (Forecast)	Sept. 30, 2003 (Actual)
(1) Capital Ratio	approx. 11.0%	11.36 %
(2) Tier I Ratio	approx. 6.0%	6.24 %

Note: Above forecasts may be revised in response to the change in business environment.

4. UNREALIZED GAINS/LOSSES ON SECURITIES(Combined)

	As of December 31, 2003				As of September 30, 2003				As of March 31, 2003			
	Market		Unrealized		Market		Unrealized		Market		Unrealized	
Billions of yen	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Available-for-sale securities												
Total	19,750.7	254.6	517.4	262.7	18,704.4	223.1	521.1	297.9	15,932.2	(24.5)	341.1	385.6
(a) Stocks	2,427.2	300.7	427.7	127.0	2,523.7	339.2	458.3	119.1	2,393.9	(183.1)	137.6	320.7
(b) Bonds	15,208.8	(60.7)	49.5	110.2	14,034.0	(125.4)	25.7	151.1	10,806.3	150.9	154.1	3.1
(c) Others	2,144.5	14.6	40.0	25.4	2,146.6	8.3	36.9	27.6	2,731.9	7.6	49.3	41.6

Notes:
1. Unrealized gain/loss as of December 31, 2003 are represented as the difference between book value as of December 31, 2003 after application of amortized cost method and impairment accounting and market value. (Market values for Japanese Equities are calculated by using the average market prices during the final month of the quarter period.)
2. *The above includes securities, negotiable due from banks, commodity fund and others.*
3. Unrealized gain/loss of securities of subsidiaries and affiliates with market value are as follows.
   We have no held-to-maturity bond with market value.

	As of December 31, 2003				As of September 30, 2003				As of March 31, 2003			
	Book		Unrealized		Book		Unrealized		Book		Unrealized	
Billions of yen	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Investments in subsidiaries and affiliates	272.0	57.7	70.3	12.5	272.0	53.3	66.2	12.9	271.8	(47.8)	-	47.8

5. UNREALIZED GAINS/LOSSES ON DERIVATIVES TRANSACTIONS (Combined)

(1) Interest Rate Related Transactions

Billions of yen	As of December 31, 2003			As of September 30, 2003			As of March 31, 2003		
	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Exchange-traded									
Interest Rate Futures	77,398.8	4.7	4.7	62,992.0	4.1	4.1	42,834.0	3.4	3.4
Interest Rate Options	14,890.4	0.4	0.5	15,899.1	0.1	0.2	20,441.5	0.0	0.4
Over-the-Counter									
Forward Rate Agreements	693.2	0.0	0.0	824.3	0.1	0.1	2,876.9	(0.1)	(0.1)
Interest Rate Swaps	180,048.1	178.0	178.0	153,207.4	200.5	200.5	168,241.6	71.1	71.1
Others	8,167.5	13.2	24.9	7,695.9	16.8	28.5	8,717.9	24.6	37.1
Total		196.5	208.2		221.7	233.6		99.1	112.1

Note:Derivatives transactions to which hedge accounting is applied are excluded.

(2) Currency Related Transactions

Billions of yen	As of December 31, 2003			As of September 30, 2003			As of March 31, 2003		
	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Over-the-Counter									
Currency Swaps	5,662.7	31.2	31.2	5,353.6	4.5	4.6	5,590.3	(32.4)	(32.4)
Foreign Exchange Forward Contracts	8,685.4	1.1	1.1	9,529.2	30.7	30.7	-	-	-
Currency Options	4,818.4	36.7	67.3	5,979.6	19.9	45.8	-	-	-
Total		69.1	99.7		55.2	81.2		(32.4)	(32.4)

Notes:
1. Derivatives transactions to which hedge accounting is applied and transactions stated in the Note 3 are excluded.
2. From the interim period ended Sept. 2003, foreign exchange forwards and currency options which are revaluated at the end of fiscal year are included in above figures.
3. Contractual amounts etc. of such Currency Swaps accounted for on an accrual method is as follows:
From the interim period ended Sept. 2003, hedge accounting applied to Currency Swaps which were accounted for on an accrual method before and those transactions are excluded.

Billions of yen	As of March 31, 2003		
	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Over-the-Counter			
Currency Swaps	1,640.6	2.4	2.4

The following table shows the contractual amounts of foreign exchange forwards and currency options, which were revaluated at the end of the fiscal year 3/2003.

Billions of yen	As of March 31, 2003
	Contractual Amounts
Over-the-Counter	
Foreign Exchange Forward Contracts	8,711.9
Currency Options	5,166.3

(3) Equity Related Transactions

Billions of yen	As of December 31, 2003			As of September 30, 2003			As of March 31, 2003		
	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Exchange-traded									
Equity Index Futures	45.3	(0.6)	(0.6)	25.9	0.7	0.7	12.0	0.0	0.0
Equity Index Options	24.4	0.5	(0.4)	-	-	-	-	-	-
Over-the-Counter									
Equity Options	-	-	-	2.2	0.0	(0.1)	-	-	-
Equity Index Swaps	101.5	(3.6)	(3.6)	100.4	(1.5)	(1.5)	-	-	-
Others	71.4	(1.6)	(1.6)	66.4	(0.4)	(0.4)	-	-	-
Total		(5.6)	(6.6)		(1.2)	(1.3)		0.0	0.0

Note:Derivatives transactions to which hedge accounting is applied are excluded.

4) Bond Related Transactions

Billions of yen	As of December 31, 2003			As of September 30, 2003			As of March 31, 2003		
	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Exchange-traded									
Bond Futures	2,361.1	(1.9)	(1.9)	2,145.5	(2.0)	(2.0)	3,958.6	1.6	1.6
Options on Bond Futures	374.6	0.1	0.1	264.3	0.6	0.3	377.3	0.1	0.0
Over-the-Counter									
Bond Options	5.5	0.0	0.0	-	-	-	27.0	(0.0)	(0.0)
Total		(1.8)	(1.8)		(1.3)	(1.7)		1.8	1.5

Note:Derivatives transactions to which hedge accounting is applied are excluded.

5) Commodity Related Transactions

Billions of yen	As of December 31, 2003			As of September 30, 2003			As of March 31, 2003		
	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Over-the-Counter									
Commodity Swaps (Fuel)	139.0	2.6	2.8	109.2	2.3	2.3	64.1	1.2	1.2
Commodity Options (Fuel)	7.7	0.0	0.1	6.4	(0.0)	0.1	1.2	(0.0)	0.0
Total		2.6	2.8		2.3	2.4		1.2	1.3

Note:Derivatives transactions to which hedge accounting is applied are excluded.

6) Credit Derivatives Related Transactions

Billions of yen	As of December 31, 2003			As of September 30, 2003			As of March 31, 2003		
	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Over-the-counter									
Credit Default Swaps	1,264.6	1.7	1.7	1,231.5	1.7	1.7	1,298.8	2.3	2.3
Credit Default Options	19.5	(0.0)	(0.0)	20.5	(0.0)	(0.0)	86.0	(0.0)	(0.0)
Total		1.6	1.6		1.7	1.7		2.2	2.2

Note:Derivatives transactions to which hedge accounting is applied are excluded.

7) Other Derivatives Transactions

Billions of yen	As of December 31, 2003			As of September 30, 2003			As of September 30, 2002		
	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Over-the-counter									
Weather Options	0.6	(0.1)	(0.0)	0.2	(0.0)	0.0	0.3	(0.0)	0.0
Total		(0.1)	(0.0)		(0.0)	0.0		(0.0)	0.0

Note:Derivatives transactions to which hedge accounting is applied are excluded.

6. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Combined)

Billions of yen

	Dec. 31, 2003	Sept. 30, 2003	Mar. 31, 2003
Domestic Individual Deposits	27,113.5	26,559.1	26,582.4
Demand Deposits	15,057.9	14,443.5	14,178.0
Time Deposits	11,583.2	11,644.4	12,032.0
Domestic Corporate Deposits	17,613.1	17,509.2	17,680.2
Demand Deposits	12,354.5	12,308.9	12,590.0
Time Deposits	4,062.3	4,151.5	4,092.5
Other Domestic Deposits	3,033.4	3,552.7	2,997.9
Demand Deposits	1,443.6	1,769.2	1,484.1
Time Deposits	327.4	314.3	298.1
Trust Principal	2,017.9	2,031.1	2,006.1
Domestic Individuals	920.8	972.4	1,125.3
Domestic Corporations	1,097.0	1,058.6	880.7

Domestic Loans	38,915.6	39,090.2	41,451.7
Banking Account	38,109.0	38,238.7	40,478.8
Trust Account	806.6	851.5	972.9

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits
4. 'Trust Principal' and 'Domestic Loans in Trust Account' are the total of Jointly Operated Designated Money Trusts and Loan Trusts whose principal is indemnified.

UFJ BANK

1. INCOME FOR THE FIRST 3 QUARTERS OF THE FISCAL YEAR ENDING MARCH 31, 2004 (Combined)

Billions of yen

	Fiscal Year 3/2004 1-3 Quarters		Fiscal Year 3/2004 (Plan)		Fiscal Year 3/2003 (Actual)	
		UFJ Bank*		UFJ Bank		UFJ Bank
Business Profit Before Net Transfer to General Reserve	499.6	496.9	675.0	675.0	676.9	676.8
Ordinary Profit (Loss)	153.2	209.8	110.0	180.0	(585.6)	(584.1)
Net Income (Loss)	222.9	264.9	155.0	215.0	(545.0)	(543.9)
Credit-related Expenses	(253.1)	(215.2)	(465.0)	(405.0)	(688.6)	(688.9)

*"UFJ Bank": excluding two subsidiaries (UFJ Strategic Partner Co., Ltd. and UFJ Equity Investments Co., Ltd.)

Notes

1. Income for this quarter period was calculated through the simplified procedures based on the criteria for making financial results for the six months period. In the process of simplification, the company paid enough attention to avoid misjudgment of investors and other stakeholders.
   For the calculation of reserve, expected loss ratio used in last fiscal year was applied.
2. Figures of Fiscal Year 3/2004 (Plan) were announced on November 25, 2003.

2. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Combined)

Billions of yen

	Dec. 31, 2003		Sept. 30, 2003		Mar. 31, 2003	
		UFJ Bank		UFJ Bank		UFJ Bank
Bankrupt / Quasi-bankrupt	304.0	254.9	336.1	274.9	360.7	288.6
Doubtful	857.4	803.8	1,176.8	1,110.9	1,161.0	1,031.2
Sub-standard	1,806.7	1,778.7	1,744.6	1,706.8	2,133.2	2,082.3
Total	2,968.2	2,837.6	3,257.7	3,092.7	3,654.9	3,402.2

Notes

1. Figures as of December 31, 2003 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account) and fully reflect the outcome of the self-assessment as of December 31, 2003. Above figures are presented net of direct write-offs.
2. Claims which are not classified as Sub-standard claims on Sub-standard borrowers as of December 31, 2003 are Yen 726.1 billion (UFJ Bank: Yen 721.6 billion).

3. BIS RISK ADJUSTED CAPITAL RATIO (Consolidated)

	Mar. 31, 2004 (Forecast)	Sept. 30, 2003 (Actual)
(1) Capital Ratio	10.5 - 11.0%	11.09 %
(2) Tier I Ratio	5.5 - 6.0%	5.94 %

Note: Above forecasts may be revised in response to the change in business environment.

4. UNREALIZED GAINS/LOSSES ON SECURITIES(Combined)

	As of December 31, 2003				As of September 30, 2003				As of March 31, 2003			
	Market		Unrealized		Market		Unrealized		Market		Unrealized	
Billions of yen	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Available-for-sale securities												
	17,920.2	286.2	460.1	173.9	16,880.1	264.8	457.2	192.4	14,327.1	92.5	323.3	230.8
(a) Stocks	*2,017.4*	*294.2*	*372.3*	*78.0*	*2,114.6*	*331.7*	*395.6*	*63.8*	*2,034.2*	*(97.5)*	*122.0*	*219.6*
(b) Bonds	*13,851.7*	*(37.5)*	*49.0*	*86.6*	*12,684.2*	*(94.0)*	*25.3*	*119.4*	*9,628.8*	*151.8*	*152.2*	*0.3*
(c) Others	*2,051.1*	*29.5*	*38.7*	*9.2*	*2,081.2*	*27.2*	*36.3*	*9.1*	*2,664.0*	*38.2*	*49.0*	*10.8*

Notes;

1. Unrealized gain/loss as of December 31, 2003 are represented as the difference between book value as of December 31, 2003 after application of amortized cost method and impairment accounting and market value.
2. The above includes securities, negotiable due form banks, commodity fund and others.
3. Unrealized gain/loss of securities of subsidiaries and affiliates with market value are as follows. We have no held-to-maturity bond with market value.

	As of December 31, 2003				As of September 30, 2003				As of March 31, 2003			
	Book		Unrealized		Book		Unrealized		Book		Unrealized	
Billions of yen	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Investments in subsidiaries and affiliates	272.0	57.7	70.3	12.5	272.0	53.3	66.2	12.9	271.8	(47.8)	-	47.8

(UFJ Bank, excluding two subsidiaries)

	As of December 31, 2003				As of September 30, 2003				As of March 31, 2003			
	Market		Unrealized		Market		Unrealized		Market		Unrealized	
Billions of yen	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Total	17,551.8	241.9	412.3	170.4	16,466.4	203.1	393.9	190.7	13,846.6	101.6	320.8	219.1
(a) Stocks	*1,649.8*	*249.9*	*324.5*	*74.5*	*1,705.9*	*270.0*	*332.2*	*62.2*	*1,558.8*	*(88.3)*	*119.5*	*207.9*
(b) Bonds	*13,850.9*	*(37.5)*	*49.0*	*86.6*	*12,679.3*	*(94.1)*	*25.3*	*119.4*	*9,623.7*	*151.8*	*152.1*	*0.3*
(c) Others	*2,051.1*	*29.5*	*38.7*	*9.2*	*2,081.2*	*27.2*	*36.3*	*9.1*	*2,664.0*	*38.2*	*49.0*	*10.8*

Notes:

1. Unrealized gain/loss as of December 31, 2003 are represented as the difference between book value as of December 31, 2003 after application of amortized cost method and impairment accounting and market value.
2. The above includes securities, negotiable due from banks, commodity fund and others.
3. Unrealized gain/loss of securities of subsidiaries and affiliates with market value are as follows. We have no held-to-maturity bond with market value.

	As of December 31, 2003				As of September 30, 2003				As of March 31, 2003			
	Book		Unrealized		Book		Unrealized		Book		Unrealized	
Billions of yen	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Investments in subsidiaries and affiliates	272.0	57.7	70.3	12.5	272.0	53.3	66.2	12.9	271.8	(47.8)	-	47.8

5. UNREALIZED GAINS/LOSSES ON DERIVATIVES TRANSACTIONS (Combined)

(1) Interest Rate Related Transactions

	As of December 31, 2003			As of September 30, 2003			As of March 31, 2003		
Billions of yen	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Exchange-traded									
Interest Rate Futures	77,398.8	4.7	4.7	52,882.0	4.1	4.1	42,834.0	3.4	3.4
Interest Rate Options	14,890.4	0.4	0.5	15,909.1	0.1	0.2	20,441.5	0.0	0.4
Over-the-Counter									
Forward Rate Agreements	693.2	0.0	0.0	824.3	0.1	0.1	2,878.9	(0.1)	(0.1)
Interest Rate Swaps	158,881.3	176.9	176.9	152,004.0	199.5	199.5	167,048.1	71.0	71.0
Others	8,045.0	13.2	24.9	7,569.0	16.8	28.5	8,532.8	24.6	37.1
Total		195.3	207.1		220.7	232.6		89.0	111.9

Note:Derivatives transactions to which hedge accounting is applied are excluded.

(2) Currency Related Transactions

	As of December 31, 2003			As of September 30, 2003			As of March 31, 2003		
Billions of yen	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Over-the-Counter									
Currency Swaps	5,844.1	30.6	30.5	5,334.5	3.8	3.9	6,585.5	(33.3)	(33.3)
Foreign Exchange Forward Contracts	8,685.4	1.1	1.1	9,529.2	30.7	30.7	-	-	-
Currency Options	4,818.4	36.7	67.3	5,978.6	19.9	45.8	-	-	-
Total		68.6	99.2		54.5	80.5		(33.3)	(33.3)

Notes:

1. Derivatives transactions to which hedge accounting is applied and transactions stated in the Note 3 are excluded.
2. From the interim period ended Sept. 2003, foreign exchange forwards and currency options which are revaluated at the end of fiscal year are included in above figures.
3. Contractual Amounts etc. of such Currency Swaps accounted for on an accrual method is as follows:
   From the interim period ended Sept. 2003, hedge accounting applied to Currency Swaps which were accounted for on an accrual method before and those transactions are excluded.

	As of March 31, 2003		
Billions of yen	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Over-the-Counter			
Currency Swaps	1,640.6	2.4	2.4

The following table shows the contractual values of foreign exchange forwards and currency options, which were revaluated at the end of the fiscal year.

	As of March 31, 2003
Billions of yen	Contractual Amounts
Over-the-Counter	
Foreign Exchange Forward Contracts	8,711.9
Currency Options	5,165.3

(3) Equity Related Transactions

	As of December 31, 2003			As of September 30, 2003			As of March 31, 2003		
Billions of yen	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Exchange-traded									
Equity Index Futures	45.3	(0.6)	(0.6)	25.9	0.7	0.7	1.0	0.0	0.0
Equity Index Options	24.4	0.5	(0.4)	-	-	-	-	-	-
Over-the-Counter									
Equity Options	-	-	-	2.2	0.0	(0.1)	-	-	-
Equity Index Swaps	101.5	(3.6)	(3.6)	100.4	(1.5)	(1.5)	-	-	-
Total		(3.9)	(4.9)		(0.7)	(0.8)		0.0	0.0

Note:Derivatives transactions to which hedge accounting is applied are excluded.

(UFJ Bank. excluding two subsidiaries)

	As of December 31, 2003			As of September 30, 2003			As of March 31, 2003		
Billions of yen	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Exchange-traded									
Equity Index Futures	26.6	0.0	0.0	1.4	(0.0)	(0.0)	1.0	0.0	0.0
Equity Index Options	-	-	-	-	-	-	-	-	-
Over-the-Counter									
Equity Options	-	-	-	1.1	(0.0)	(0.0)	-	-	-
Equity Index Swaps	-	-	-	-	-	-	-	-	-
Total		0.0	0.0		(0.0)	(0.0)		0.0	0.0

Note:Derivatives transactions to which hedge accounting is applied are excluded.

(4) Bond Related Transactions

	As of December 31, 2003			As of September 30, 2003			As of March 31, 2003		
Billions of yen	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Exchange-traded									
Bond Futures	2,960.7	(1.9)	(1.9)	2,145.5	(2.0)	(2.0)	3,958.5	1.6	1.6
Options on Bond Futures	374.6	0.1	0.1	264.3	0.6	0.3	377.3	0.1	0.0
Over-the-Counter									
Bond Options	5.5	0.0	0.0	-	-	-	27.0	(0.0)	(0.0)
Total		(1.8)	(1.8)		(1.3)	(1.7)		1.5	1.5

Note:Derivatives transactions to which hedge accounting is applied are excluded.

(5) Commodity Related Transactions

Billions of yen	As of December 31, 2003 Contractual Amounts	As of December 31, 2003 Market Values	As of December 31, 2003 Unrealized Gain(Loss)	As of September 30, 2003 Contractual Amounts	As of September 30, 2003 Market Values	As of September 30, 2003 Unrealized Gain(Loss)	As of March 31, 2003 Contractual Amounts	As of March 31, 2003 Market Values	As of March 31, 2003 Unrealized Gain(Loss)
Over-the-Counter									
Commodity Swaps (Fuel)	139.0	2.6	2.6	109.2	2.3	2.3	64.1	1.2	1.2
Commodity Options (Fuel)	7.7	0.0	0.1	6.4	(0.0)	0.1	1.2	(0.0)	0.0
Total		2.6	2.6		2.3	2.4		1.2	1.3

Note:Derivatives transactions to which hedge accounting is applied are excluded.

(6) Credit Derivatives Related Transactions

Billions of yen	As of December 31, 2003 Contractual Amounts	As of December 31, 2003 Market Values	As of December 31, 2003 Unrealized Gain(Loss)	As of September 30, 2003 Contractual Amounts	As of September 30, 2003 Market Values	As of September 30, 2003 Unrealized Gain(Loss)	As of March 31, 2003 Contractual Amounts	As of March 31, 2003 Market Values	As of March 31, 2003 Unrealized Gain(Loss)
Over-the-counter									
Credit Default Swaps	1,227.3	1.7	1.7	1,202.8	1.7	1.7	1,270.1	2.3	2.3
Credit Default Options	19.5	(0.0)	(0.0)	20.5	(0.0)	(0.0)	86.0	(0.0)	(0.0)
Total		1.7	1.7		1.7	1.7		2.3	2.3

Note:Derivatives transactions to which hedge accounting is applied are excluded.

(7) Other Derivatives Transactions

Billions of yen	As of December 31, 2003 Contractual Amounts	As of December 31, 2003 Market Values	As of December 31, 2003 Unrealized Gain(Loss)	As of September 30, 2003 Contractual Amounts	As of September 30, 2003 Market Values	As of September 30, 2003 Unrealized Gain(Loss)	As of March 31, 2003 Contractual Amounts	As of March 31, 2003 Market Values	As of March 31, 2003 Unrealized Gain(Loss)
Over-the-counter									
Weather Options	0.6	(0.1)	(0.0)	0.2	(0.0)	0.0	0.3	(0.0)	0.0
Total		(0.1)	(0.0)		(0.0)	0.0		(0.0)	0.0

Note:Derivatives transactions to which hedge accounting is applied are excluded.

6. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Combined)

Billions of yen

	Dec. 31, 2003	Sept. 30, 2003	Mar. 31, 2003
Domestic Individual Deposits	24,934.1	24,347.4	24,254.7
Demand Deposits	14,675.9	14,054.4	13,781.4
Time Deposits	9,793.8	9,830.1	10,110.5
Domestic Corporate Deposits	16,238.5	16,534.3	16,832.9
Demand Deposits	11,868.2	11,837.9	12,184.4
Time Deposits	3,581.7	3,663.1	3,659.8
Other Domestic Deposits	2,868.6	3,501.3	2,858.8
Demand Deposits	1,430.7	1,760.4	1,475.3
Time Deposits	277.9	276.3	174.7

Domestic Loans	35,127.9	35,158.9	37,453.4
UFJ Bank	34,988.8	34,988.0	37,194.3

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits

UFJ TRUST BANK

1. INCOME FOR THE FIRST 3 QUARTERS OF THE FISCAL YEAR ENDING MARCH 31, 2004 (Combined)

Billions of yen

	Fiscal Year 3/2004 1-3 Quarters		Fiscal Year 3/2004 (Plan)	Fiscal Year 3/2003 (Actual)
		UFJ Trust*		
Business Profit Before Net Transfer to General Reserve	46.3	46.5	85.0	102.0
Ordinary Profit (Loss)	(18.7)	(18.5)	40.0	(114.0)
Net Income (Loss)	28.3	28.6	35.0	(80.6)
Trust Fees (before write-off)	41.2	41.2		77.4
Credit-related Expenses	(12.9)	(12.9)	(35.0)	(63.5)

*'UFJ Trust': excluding UFJ Trust Equity Co., Ltd.

Notes

1. Income for this quarter period was calculated through the simplified procedures based on the criteria for making financial results for the six months period. In the process of simplification, the company paid enough attention to avoid misjudgment of investors and other stakeholders.
   For the calculation of reserve, expected loss ratio used in last fiscal year was applied.
2. Figures of Fiscal Year 3/2004 (Plan) were announced on November 25, 2003.
3. Business Profit Before Net Transfer to General Reserve includes Trust Fees (before write-off). Trust Fees (before write-off) and Business Profit Before Net Transfer to General Reserve for 1st and 3rd Quarter of the fiscal year are smaller than those for 2nd and 4th Quarter, because the account dates of most trust accounts are in September and/or March.

2. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Combined)

Billions of yen

	Dec. 31, 2003	Sept. 30, 2003	Mar. 31, 2003
Banking Account	49.8	20.5	40.0
Trust Account	11.5	16.5	18.7
Bankrupt /Quasi-bankrupt	61.4	37.1	58.7
Banking Account	22.8	28.9	31.6
Trust Account	9.6	12.2	15.3
Doubtful	32.4	41.2	47.0
Banking Account	288.0	347.4	358.1
Trust Account	25.0	24.4	44.6
Sub-standard	313.0	371.8	402.7
Banking Account	360.7	396.9	429.7
Trust Account	46.1	53.2	78.7
Total	406.9	450.2	508.5

Notes

1. Figures as of December 31, 2003 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account) and fully reflect the outcome of the self-assessment as of December 31, 2003. Above figures are presented net of direct write-offs.
2. Claims which are not classified as Sub-standard claims on Sub-standard borrowers as of December 31, 2003 are Yen (Banking Account: Yen 31.1billion, Trust Account: Yen 4.2 billion).

3. RISK ADJUSTED CAPITAL RATIO (Consolidated, Domestic Standard))

	Mar. 31, 2004 (Forecast)	Sept. 30, 2003 (Actual)
(1) Capital Ratio	approx. 11%	10.59 %
(2) Tier I Ratio	7.5 - 8.0%	7.45 %

Note: Above forecasts may be revised in response to the change in business environment.
While UFJ Trust adopts the domestic standard, the BIS standard is applied to the calculations of the figures given as follows.

	Mar. 31, 2004 (Forecast)	Sept. 30, 2003 (Actual)
(1) Capital Ratio	11.5 - 12.0%	11.18 %
(2) Tier I Ratio	7.5 - 8.0%	7.43 %

4. UNREALIZED GAINS/LOSSES ON SECURITIES(Combined)

Billions of yen	As of December 31, 2003 Market Value	Net	Unrealized Gain	Unrealized Loss	As of September 30, 2003 Market Value	Net	Unrealized Gain	Unrealized Loss	As of March 31, 2003 Market Value	Net	Unrealized Gain	Unrealized Loss
	1,860.4	(31.6)	57.2	88.8	1,824.3	(41.7)	63.8	105.5	1,605.0	(117.0)	17.7	134.8
(a) Stocks	403.8	6.4	55.4	49.0	409.1	7.4	62.7	55.3	359.6	(85.5)	15.5	101.1
(b) Bonds	1,357.1	(23.1)	0.4	23.6	1,349.8	(31.3)	0.4	31.7	1,177.4	(0.8)	1.9	2.8
(c) Others	99.4	(14.9)	1.2	16.2	65.4	(17.8)	0.5	18.4	67.9	(30.5)	0.2	30.8

Notes:

1. Unrealized gain/loss as of December 31, 2003 are represented as the difference between book value as of December 31, 2003 after application of amortized cost method and impairment accounting and market value. (Market values for Japanese Equities are calculated by using the average market prices during the final month of the quarter period.)
2. We have no security of subsidiary or affiliate with market value.

(UFJ Trust Bank, excluding UFJ Trust Equity Co., Ltd.)

Billions of yen	As of December 31, 2003 Market Value	Net	Unrealized Gain	Unrealized Loss	As of September 30, 2003 Market Value	Net	Unrealized Gain	Unrealized Loss	As of March 31, 2003 Market Value	Net	Unrealized Gain	Unrealized Loss
	1,802.0	(32.2)	55.9	88.2	1,824.3	(41.7)	63.6	105.5	1,605.0	(117.0)	17.7	134.8
(a) Stocks	351.4	5.7	54.1	48.4	409.1	7.4	62.7	55.3	359.6	(85.5)	15.5	101.1
(b) Bonds	1,357.1	(23.1)	0.4	23.6	1,349.8	(31.3)	0.4	31.7	1,177.4	(0.8)	1.9	2.8
(c) Others	93.4	(14.9)	1.2	16.2	65.4	(17.8)	0.5	18.4	67.9	(30.5)	0.2	30.8

Notes:

1. Unrealized gain/loss as of December 31, 2003 are represented as the difference between book value as of December 31, 2003 after application of amortized cost method and impairment accounting and market value. (Market values for Japanese Equities are calculated by using the average market prices during the final month of the quarter period.)
2. We have no security of subsidiary or affiliate with market value.

5. UNREALIZED GAINS/LOSSES ON DERIVATIVES TRANSACTIONS (Combined)

1) Interest Rate Related Transactions

Billions of yen	As of December 31, 2003 Contractua Amounts	Market Values	Unrealized Gain(Loss)	As of September 30, 2003 Contractual Amounts	Market Values	Unrealized Gain(Loss)	As of March 31, 2003 Contractual Amounts	Market Values	Unrealized Gain(Loss)
Over-the-Counter									
Interest Rate Swaps	1,166.8	1.1	1.1	1,203.3	1.0	1.0	1,195.6	0.1	0.1
Others	122.4	(0.0)	(0.0)	126.9	(0.0)	(0.0)	185.1	0.0	0.0
Total		1.1	1.1		0.9	0.9		0.1	0.1

Note:Derivatives transactions to which hedge accounting is applied are excluded.

2) Currency Related Transactions

Billions of yen	As of December 31, 2003 Contractua Amounts	Market Values	Unrealized Gain(Loss)	As of September 30, 2003 Contractual Amounts	Market Values	Unrealized Gain(Loss)	As of March 31, 2003 Contractual Amounts	Market Values	Unrealized Gain(Loss)
Over-the-Counter									
Currency Swaps	18.6	0.5	0.5	19.0	0.6	0.6	24.7	0.8	0.8
Total		0.5	0.5		0.6	0.6		0.8	0.8

Note:Derivatives transactions to which hedge accounting is applied are excluded.

(3) Equity Related Transactions

Billions of yen	As of December 31, 2003			As of September 30, 2003			As of March 31, 2002		
	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Exchange-traded									
Equity Index Futures	-	-	-	-	-	-	11.0	0.0	0.0
Over-the-Counter									
Others	71.4	(1.6)	(1.6)	66.4	(0.4)	(0.4)	-	-	-
Total		(1.6)	(1.6)		(0.4)	(0.4)		0.0	0.0

Note: Derivatives transactions to which hedge accounting is applied are excluded.

(UFJ Trust Bank, excluding UFJ Trust Equity Co., Ltd.)

Billions of yen	As of December 31, 2003			As of September 30, 2003			As of March 31, 2002		
	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Exchange-traded									
Equity Index Futures	-	-	-	-	-	-	11.0	0.0	0.0
Over-the-Counter									
Others	41.3	(0.1)	(0.1)	66.4	(0.4)	(0.4)	-	-	-
Total		(0.1)	(0.1)		(0.4)	(0.4)		0.0	0.0

Note: Derivatives transactions to which hedge accounting is applied are excluded.

(4) Bond Related Transactions

Billions of yen	As of December 31, 2003			As of September 30, 2003			As of March 31, 2002		
	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Exchange-traded									
Bond Futures	0.4	0.0	0.0	-	-	-	0.1	0.0	0.0
Total		0.0	0.0		-	-		0.0	0.0

Note: Derivatives transactions to which hedge accounting is applied are excluded.

(5) Credit Derivatives Related Transactions

Billions of yen	As of December 31, 2003			As of September 30, 2003			As of March 31, 2002		
	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)	Contractual Amounts	Market Values	Unrealized Gain(Loss)
Over-the-counter									
Credit Default Swaps	27.3	(0.0)	(0.0)	29.6	(0.0)	(0.0)	29.6	(0.0)	(0.0)
Total		(0.0)	(0.0)		(0.0)	(0.0)		(0.0)	(0.0)

Note:Derivatives transactions to which hedge accounting is applied are excluded.

6. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Non-Consolidated)

Billions of yen

	Dec. 31, 2003	Sept. 30, 2003	Mar. 31, 2003
Domestic Individual Deposits	2,179.3	2,211.7	2,327.6
Demand Deposits	382.0	389.1	396.5
Time Deposits	1,789.3	1,814.2	1,921.5
Domestic Corporate Deposits	1,373.6	974.8	847.2
Demand Deposits	486.3	471.0	405.6
Time Deposits	460.5	488.4	432.6
Other Domestic Deposits	64.7	51.4	139.0
Demand Deposits	12.8	8.8	8.8
Time Deposits	49.4	37.9	123.4
Trust Principal	2,017.9	2,031.1	2,006.1
Domestic Individuals	920.8	972.4	1,125.3
Domestic Corporations	1,097.0	1,058.6	880.7
Domestic Loans	3,787.6	3,931.3	3,998.3
Banking Account	2,981.0	3,079.7	3,025.4
Trust Account	806.6	851.5	972.9

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits
4. 'Trust Principal' and 'Domestic Loans in Trust Account' are the total of Jointly Operated Designated Money Trusts and Loan Trusts whose principal is indemnified.